SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.__)*

Motricity, Inc.
(Name of Issuer)

Common Stock, Par Value $0.001
(Title of Class of Securities)

620107102
(CUSIP Number)

Keith Schaitkin, Esq.
Icahn Capital LP
767 Fifth Avenue, 47th Floor
New York, New York 10153
(212) 702-4300

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

October 11, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  / /.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.  620107102

1.           NAME OF REPORTING PERSON
High River Limited Partnership

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) / /

3           SEC USE ONLY

4           SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
2,429,663

8           SHARED VOTING POWER
0

9           SOLE DISPOSITIVE POWER
2,429,663

10           SHARED DISPOSITIVE POWER
0

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,429,663

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.27%

14           TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No.  620107102

1.           NAME OF REPORTING PERSON
Hopper Investments LLC

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) / /

3           SEC USE ONLY

4           SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
0

8           SHARED VOTING POWER
2,429,663

9           SOLE DISPOSITIVE POWER
0

10           SHARED DISPOSITIVE POWER
2,429,663

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,429,663

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.27%

14           TYPE OF REPORTING PERSON
OO

SCHEDULE 13D

CUSIP No.  620107102

1.           NAME OF REPORTING PERSON
Barberry Corp.

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) / /

3           SEC USE ONLY

4           SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
0

8           SHARED VOTING POWER
2,429,663

9           SOLE DISPOSITIVE POWER
0

10           SHARED DISPOSITIVE POWER
2,429,663

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,429,663

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.27%

14           TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No.  620107102

1.           NAME OF REPORTING PERSON
Koala Holding LP

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) / /

3           SEC USE ONLY

4           SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
15,036,613.626

8           SHARED VOTING POWER
0

9           SOLE DISPOSITIVE POWER
15,036,613.626

10           SHARED DISPOSITIVE POWER
0

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,036,613.626

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
26.45%

14           TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No.  620107102

1.           NAME OF REPORTING PERSON
Koala Holding GP Corp.

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) / /

3           SEC USE ONLY

4           SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
0

8           SHARED VOTING POWER
15,036,613.626

9           SOLE DISPOSITIVE POWER
0

10           SHARED DISPOSITIVE POWER
15,036,613.626

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,036,613.626

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
26.45%

14           TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No.  620107102

1           NAME OF REPORTING PERSON
Carl C. Icahn

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) / /

3           SEC USE ONLY

4           SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
0

8           SHARED VOTING POWER
17,466,276.626

9           SOLE DISPOSITIVE POWER
0

10           SHARED DISPOSITIVE POWER
17,466,276.626

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,466,276.626

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
30.73%

14           TYPE OF REPORTING PERSON
IN

SCHEDULE 13D

Item 1.  Security and Issuer

This statement relates to the Common Stock, par value $0.001 (the “Shares”), issued by Motricity, Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 601 108th Avenue NE, Suite 900, Bellevue, WA  98004.

Item 2.  Identity and Background

The persons filing this statement are High River Limited Partnership (“High River”), Hopper Investments LLC (“Hopper”), Barberry Corp. (“Barberry”), Koala Holding LP (“Koala”), Koala Holding GP Corp. (“Koala GP”), and Carl C. Icahn (collectively, the "Reporting Persons").  Each of High River and Koala is a Delaware limited partnership. Hopper is a Delaware limited liability company. Each of Barberry and Koala GP is a Delaware corporation. Carl C. Icahn is a citizen of the United States of America.

The principal business address of each of (i) High River, Hopper, Barberry, Koala and Koala GP is White Plains Plaza, 445 Hamilton Avenue - Suite 1210, White Plains, NY 10601, and (ii) Mr. Icahn is c/o Icahn Associates Corp., 767 Fifth Avenue, 47th Floor, New York, NY 10153.

Carl C. Icahn is the sole stockholder of Barberry.  Barberry is the sole member of Hopper, which is the general partner of High River. Barberry is the sole stockholder of Koala GP, which is the general partner of Koala. As such, Mr. Icahn is in a position indirectly to determine the investment and voting decisions made by each of the Reporting Persons.

Each of High River, Barberry and Koala is primarily engaged in the business of investing in securities. Hopper is primarily engaged in the business of serving as the general partner of High River.  Koala GP is primarily engaged in the business of serving as the general partner of Koala.

Carl C. Icahn's present principal occupation or employment is serving as (i) Chief Executive Officer of Icahn Capital LP, a wholly owned subsidiary of Icahn Enterprises LP, through which Mr. Icahn manages various private investment funds, (ii) Chairman of the Board of Icahn Enterprises GP, the general partner of Icahn Enterprises LP, a New York Stock Exchange listed diversified holding company engaged in a variety of businesses, including investment management, automotive, energy, metals, real estate, railcar, food packaging, casino gaming and home fashion, and (iii) Chairman of the Board and a director of Starfire Holding Corporation ("Starfire"), a holding company engaged in the business of investing in and/or holding securities of various entities, and as Chairman of the Board and a director of various of Starfire's subsidiaries.

The name, citizenship, present principal occupation or employment and business address of each director and executive officer of the Reporting Persons are set forth in Schedule A attached hereto.

None of the Reporting Persons nor any manager or executive officer of the Reporting Persons, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

The exercise price of the rights distributed to the Reporting Persons in the Rights Offering (as defined in item 4 below) was $0.65 per Unit (as defined in item 4 below) or $28,664,301.90, in the aggregate.  The source of funding for the exercise of these rights was the general working capital of the applicable Reporting Persons.

Item 4.  Purpose of Transaction

On October 11, 2012, certain of the Reporting Persons were issued an aggregate of 44,098,926 units (the "Units") by the Issuer by exercising subscription rights to purchase Units, which subscription rights were distributed by the Issuer, for no consideration, in a rights offering to all of the Issuer 's stockholders on July 23, 2012 (the "Rights Offering").  Each Unit consisted of 0.02599 shares of the Issuer’s 13% Redeemable Series J Non-Convertible Preferred Stock (the "Series J Preferred Stock") and 0.21987 warrants, each warrant entitling the holder to purchase one share of the Issuer 's common stock at an exercise price $0.65 per share. The exercise price per Unit was $0.65. Therefore, in the Rights Offering, such Reporting Persons paid an aggregate cash exercise price of $28,664,301.90 to the Issuer and received an aggregate of 1,146,131 shares of Series J Preferred Stock and warrants to purchase an aggregate of 9,696,030 shares of the Issuer’s common stock.

The Reporting Persons may, from time to time and at any time, acquire additional Shares and/or other equity, debt, notes, instruments or other securities of the Issuer, or related to the securities of the Issuer (collectively, “Securities”), in the open market or otherwise.  They reserve the right to dispose of any or all of their Securities in the open market or otherwise, at any time and from time to time, and to engage in any hedging or similar transactions with respect to the Securities.

Item 5.  Interest in Securities of the Issuer

(a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 17,466,276.626 Shares, representing approximately 30.73% of the Issuer's outstanding Shares based upon (i) the 46,163,685 Shares stated to be outstanding as of July 23, 2012 by the Issuer in the Issuer’s Prospectus filed with the Securities and Exchange Commission in connection with the Rights Offering on September 13, 2012, pursuant to Rule 424(b)(4) of the Securities Act of 1933, as amended and (ii) the 10,684,238 Shares underlying warrants to purchase Shares held by the Reporting Persons.

(b) High River has sole voting power and sole dispositive power with regard to 2,429,663 Shares (including 1,429,663 Shares underlying warrants).  Each of Hopper, Barberry and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Koala has sole voting power and sole dispositive power with regard to 15,036,613.626 Shares (including 9,254,575 Shares underlying warrants).  Each of Koala GP, Barberry and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares.

Each of Hopper, Barberry and Mr. Icahn, by virtue of their relationships to High River (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Act”)) the Shares which High River directly beneficially owns.  Each of Hopper, Barberry and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes.  Each of Koala GP, Barberry and Mr. Icahn, by virtue of their relationships to Koala (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which High River directly beneficially owns. Each of Hopper, Barberry and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes.  The Reporting Persons previously filed a Schedule 13G pursuant to the provisions of Rule 13d-1(d) of the Act.

(c) Except as set forth in item 4 above, the Reporting Person have not effected any transactions with respect to Shares during the past sixty (60) days.

Item 6.  Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

In connection with the Rights Offering, the Reporting Persons were issued an aggregate of 1,146,131 shares of Series J Preferred Stock.  See item 4 above.  The Series J Preferred Stock is not convertible into Shares or any other series or class of capital stock of the Issuer.  The shares of Series J Preferred Stock generally do not vote with the Shares but have limited rights to vote as a separate class on any amendment to its terms and to certain transactions in which the shares of Series J Preferred Stock would receive or be exchanged for consideration other than cash or similar securities.  The Series J Preferred Stock also has the right to 40 votes per share and vote together as a single class with the Shares on the certain measures to protect the Issuer’s net operating losses and a change of the Issuer’s name, in each case, brought before the Issuer’s stockholders for a vote by April 9, 2013.  On a quarterly basis, the Issuer’s board of directors may at its sole discretion, cause a dividend with respect to the Series J Preferred Stock to be paid in cash to the holders (i) until October 11, 2017 in an amount equal to 3.25% of the liquidation preference, as in effect at such time (initially $25 per share) and (ii) thereafter in an amount equal to 3.5% of the liquidation preference, as in effect at such time. If the dividend is not paid in cash, the liquidation preference will be adjusted and increased quarterly by the amount of such dividend.  The Issuer may, at its option, at any time, redeem the shares of Series J Preferred Stock at a redemption price equal to 100% of the liquidation preference per share in effect at such time (initially $25 per share). The Series J Preferred Stock is also redeemable at the option of the holders, if the Issuer undergoes a Change in Control (as defined in the certificate of designations governing the Series J Preferred Stock).

Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits

        1           Joint Filing Agreement of the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 19, 2012

HIGH RIVER LIMITED PARTNERSHIP
By: Hopper Investments LLC, general partner

By:           /s/ Edward Mattner
Name: Edward Mattner
Title: Authorized Signatory

HOPPER INVESTMENTS LLC

By:           /s/ Edward Mattner
Name: Edward Mattner
Title: Authorized Signatory

BARBERRY CORP.

By:           /s/ Edward Mattner
Name: Edward Mattner
Title: Authorized Signatory

KOALA HOLDING LP
By: Koala Holding GP Corp.

By:           /s/ Edward Mattner
Name: Edward Mattner
Title: Authorized Signatory

KOALA HOLDING GP CORP.

By:           /s/ Edward E. Mattner
Name: Edward E. Mattner
Title: Authorized Signatory

/s/ Carl C. Icahn_____________
CARL C. ICAHN

[Signature Page of Schedule 13D – Motricity, Inc.]

EXHIBIT 1
JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of Motricity, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 19th day of October, 2012.

HIGH RIVER LIMITED PARTNERSHIP
By: Hopper Investments LLC, general partner

By:           /s/ Edward Mattner
Name: Edward Mattner
Title: Authorized Signatory

HOPPER INVESTMENTS LLC

By:           /s/ Edward Mattner
Name: Edward Mattner
Title: Authorized Signatory

BARBERRY CORP.

By:           /s/ Edward Mattner
Name: Edward Mattner
Title: Authorized Signatory

KOALA HOLDING LP
By: Koala Holding GP Corp.

By:           /s/ Edward Mattner
Name: Edward Mattner
Title: Authorized Signatory

KOALA HOLDING GP CORP.

By:           /s/ Edward E. Mattner
Name: Edward E. Mattner
Title: Authorized Signatory

/s/ Carl C. Icahn_____________
CARL C. ICAHN

[Signature Page of Joint Filing Agreement to Schedule 13D – Motricity, Inc.]

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

The following sets forth the name, position, and principal occupation of each director and executive officer of each of the Reporting Persons. Each such person is a citizen of the United States of America. Except as otherwise indicated, the business address of each director and officer is c/o Icahn Associates Corp., 767 Fifth Avenue, 47th Floor, New York, New York 10153. To the best of the Reporting Persons' knowledge, except as set forth in this statement on Schedule 13D, none of the directors or executive officers of the Reporting Persons own any Shares.

KOALA HOLDING LP
Name                                           Position
Koala Holding GP Corp.           General Partner

KOALA HOLDING GP CORP
Name                                           Position
Carl C. Icahn                              Chairman of the Board; President
Jordan Bleznick                         Vice President/Taxes
Edward E. Mattner                    Vice President; Authorized Signatory
Vincent J. Intrieri                       Vice President; Authorized Signatory
Keith Cozza                                Secretary; Treasurer

HIGH RIVER LIMITED PARTNERSHIP
Name                                           Position
Hopper Investments LLC        General Partner

HOPPER INVESTMENTS LLC
Name                                           Position
Barberry Corp                            Member
Edward E. Mattner                    Authorized Signatory

BARBERRY CORP.
Name                                           Position
Carl C. Icahn                              Chairman of the Board; President
Gail Golden                                Vice President; Authorized Signatory
Jordan Bleznick                         Vice President/Taxes
Vincent J. Intrieri                       Vice President; Authorized Signatory
Irene March                               Authorized Signatory
Edward E. Mattner                    Authorized Signatory
Keith Cozza                                Secretary; Treasurer